UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 19, 2018

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	19 April 2018

Release Number	04/18

BHP OPERATIONAL REVIEW

FOR THE NINE MONTHS ENDED 31 MARCH 2018

•	Full year production guidance remains unchanged for Petroleum, Metallurgical Coal and Energy Coal.

•	Total Copper production guidance narrowed to between 1,700 and 1,785 kt, however guidance for Olympic Dam reduced to approximately 135 kt following a slower than planned ramp-up after the major smelter maintenance campaign.

•	Iron Ore production guidance reduced to between 272 and 274 Mt (100% basis) reflecting car dumper reliability issues.

•	Group copper equivalent production is expected to increase by 6% in the 2018 financial year.

•	The exit process for Onshore US is progressing to plan, with bids expected by June 2018 and transactions potentially being announced in the first half of the 2019 financial year.

•	In Petroleum, we have increased our footprint in the northern extension of the Wildling prospect in the US Gulf of Mexico through the acquisition of 33.33% interest in the Samurai prospect. We have also secured an option to purchase an additional 10% interest in the Scarborough development.

•	All major projects under development are tracking to plan.

Production	Mar YTD18	vs Mar YTD17	March quarter commentary
Petroleum (MMboe)	143	(8%)	Natural field decline partially offset by improved well performance and positive trial results in Onshore US.
Copper (kt)	1,290	37%	Increased volumes at Escondida supported by the ramp-up of the Los Colorados Extension project.
Iron ore(1) (Mt)	175	2%	Record production at Jimblebar and Mining Area C partially offset by impacts from Cyclone Joyce in January 2018 and unplanned car dumper maintenance.
Metallurgical coal(1) (Mt)	31	(2%)	Blackwater operations stabilised and expected to return to full capacity next quarter. Good progress made through the fault zone at Broadmeadow.
Energy coal(1) (Mt)	20	(4%)	Unfavourable weather impacts and inventory build at New South Wales Energy Coal, and higher strip ratios at Cerrejón.

BHP Chief Executive Officer, Andrew Mackenzie, said: “BHP remains on track to achieve six per cent volume growth for the 2018 financial year. Strong performance in copper was underpinned by the Los Colorados Extension project at Escondida and higher utilisation rates at Pampa Norte. This more than offset the slower than expected ramp-up of Olympic Dam during the quarter following planned smelter maintenance. Incremental improvements across our operations from debottlenecking and increased throughput delivered record production in iron ore. Our exit from Onshore US is progressing to plan with bids expected by June 2018.”

BHP Operational Review for the nine months ended 31 March 2018	1

Summary

Operational performance

Production and guidance are summarised in the table below.

Production	Mar YTD18	Mar Q18	Mar YTD18 vs Mar YTD17	Mar Q18 vs Mar Q17	Mar Q18 vs Dec Q17	Previous FY18 guidance	Current FY18 guidance
Petroleum (MMboe)	143	45	(8%)	(12%)	(8%)	180 - 190	180 - 190	Upper end of range
Onshore US (MMboe)	52	17	(14%)	(17%)	(3%)	61 - 67	61 - 67	Upper end of range
Conventional (MMboe)	91	28	(5%)	(8%)	(10%)	119 - 123	119 - 123	Unchanged
Copper (kt)	1,290	457	37%	101%	6%	1,655 -1,790	1,700 -1,785	Narrowed range
Escondida (kt)	897	314	64%	232%	0%	1,130 - 1,230	1,180 -1,230	Narrowed range
Other copper(i) (kt)	393	143	0%	8%	25%	525 - 560	520 - 555	Olympic Dam now ~135 kt Antamina now ~135 kt
Iron ore(ii) (Mt)	175	58	2%	8%	(6%)	239 - 243	236 - 238	Lowered due to car dumper reliability
WAIO (100% basis) (Mt)	203	67	2%	8%	(6%)	275 - 280	272 - 274	As above for iron ore
Metallurgical coal(ii) (Mt)	31	10	(2%)	2%	7%	41 - 43	41 - 43	Unchanged
Energy coal(ii) (Mt)	20	6	(4%)	(18%)	(16%)	29 - 30	29 - 30	Unchanged

(i)	Other copper comprises Pampa Norte, Olympic Dam and Antamina.
(ii)	Excludes production from Samarco, Haju (IndoMet Coal) and New Mexico Coal.

Major development projects

BHP has four major projects under development in Petroleum, Copper and Potash, with a combined budget of US$7.5 billion over the life of the projects. All projects remain on time and on budget.

Petroleum

Production

	Mar YTD18	Mar Q18	Mar YTD18 vs Mar YTD17	Mar Q18 vs Mar Q17	Mar Q18 vs Dec Q17
Crude oil, condensate and natural gas liquids (MMboe)	65	20	(11%)	(19%)	(9%)
Natural gas (bcf)	472	147	(6%)	(5%)	(6%)

Total petroleum production (MMboe)	143	45	(8%)	(12%)	(8%)

Petroleum – Total petroleum production for the nine months ended March 2018 decreased by eight per cent to 143 MMboe. Guidance for the 2018 financial year remains unchanged at between 180 and 190 MMboe, comprising Conventional volumes between 119 and 123 MMboe and Onshore US volumes between 61 and 67 MMboe. We expect total petroleum volumes to be towards the upper end of the guidance range, primarily due to enhanced well performance in our Onshore US fields.

Production breakdown	Mar YTD18	vs	Mar YTD17
Crude oil, condensate and natural gas liquids (MMboe)
Conventional	44		(7%)	Hurricanes Harvey and Nate in the Gulf of Mexico and natural field decline.
Onshore US	21		(20%)	Hurricane Harvey and natural field decline, which more than offset improved recoveries and additional wells in the Black Hawk and Permian.
Total	65		(11%)
Natural gas (bcf)
Conventional	286		(2%)	Maintenance at North West Shelf and Bass Strait.
Onshore US	186		(10%)	Hurricane Harvey and natural field decline, partially offset by additional wells in the Eagle Ford, Permian and Haynesville.

Total	472		(6%)

BHP Operational Review for the nine months ended 31 March 2018	2

On 12 March 2018, BHP agreed to waive its right of pre-emption and provide consent to the sale by ExxonMobil of its 50 per cent interest in Scarborough to Woodside, resulting in Woodside and BHP holding 75 per cent and 25 per cent interests, respectively. BHP has an option to purchase an additional 10 per cent interest in Scarborough on equivalent consideration and terms to the transaction with ExxonMobil. This option may be exercised at any time prior to the earlier of 31 December 2019 and the date approval is given to commence the front-end engineering and design phase of the development of the Scarborough gas field.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
North West Shelf Greater Western Flank-B (Australia) 16.67% (non-operator)	314	CY19	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 80% complete.
Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	2,154	CY22	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	On schedule and budget. The overall project is 16% complete.

Petroleum capital expenditure guidance remains unchanged at approximately US$1.9 billion for the 2018 financial year. This includes Conventional capital expenditure of US$0.8 billion, focused on high-return infill drilling opportunities in the Gulf of Mexico, a life extension project at North West Shelf and investment in the Mad Dog Phase 2 project. Onshore US capital expenditure of US$1.1 billion reflects drilling and completion activities tailored to support value in the exit process and meet Hold by Production obligations.

Onshore US development activity

Onshore US drilling and development expenditure for the nine months ended March 2018 was US$648 million. Our operated rig count declined from nine to seven during the March 2018 quarter.

•	In the Permian, we continue to see strong results from larger completions. We expect rig count to remain unchanged through the June 2018 quarter as we focus on meeting Hold by Production obligations and progressing sub-surface trials.

•	In the Eagle Ford, early trial results from wells with longer laterals in the Hawkville have exceeded expectations and early results in the Austin Chalk horizon have been positive. During April 2018, we reduced our rig count from three to two and this is expected to remain unchanged during the June 2018 quarter.

•	In the Haynesville, the incorporation of larger choke settings in all new wells has significantly increased volumes, and longer laterals and larger completions have also outperformed expectations. We expect to lower our rig count from two to one during the June 2018 quarter.

•	In the Fayetteville, we continue to assess the potential of the Moorefield horizon based on data from the new non-operated wells.

March YTD18 (March YTD17)		Liquids focused areas		Gas focused areas
		Eagle Ford	Permian	Haynesville	Fayetteville	Total
Capital expenditure(i)	US$ billion	0.2 (0.2)	0.3 (0.2)	0.2 (0.0)	0.0 (0.0)	0.6 (0.4)
Rig allocation	At period end	3 (1)	2 (1)	2 (1)	0 (0)	7 (3)
Net wells drilled and completed(ii)	Period total	14 (44)	13 (17)	2 (2)	0 (2)	29 (65)
Net productive wells	At period end	945 (963)	150 (124)	387 (392)	1,042 (1,045)	2,524 (2,524)

(i)	Includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines.
(ii)	Can vary between periods based on changes in rig activity and the inventory of wells drilled but not yet completed at period end.

The exit process for our Onshore US assets is progressing to plan and the data rooms for all fields and mid-stream assets are now open. We expect to receive bids by June 2018 and proceed with negotiations to potentially announce one or several transactions in the first half of the 2019 financial year. In parallel, we continue to explore potential asset swap opportunities and exit via demerger or Initial Public Offering.

BHP Operational Review for the nine months ended 31 March 2018	3

Petroleum exploration

Exploration and appraisal wells drilled during the March 2018 quarter are summarised below.

Well	Location	Target	BHP equity	Spud date	Water depth	Total well depth	Status
Scimitar	US Gulf of Mexico GC392	Oil	65%	1 October 2017	1,289 m	9,386 m	Plugged and abandoned
Scimitar-ST	US Gulf of Mexico GC392	Oil	85%	13 February 2018	1,289 m	8,246 m	Plugged and abandoned

As reported in the December 2017 Results Announcement, no commercial hydrocarbons were encountered at Scimitar in the US Gulf of Mexico. The well was plugged and abandoned in February 2018. In the northern extension of the Wildling prospect, we recently increased our footprint through the acquisition of Samson’s 33.33 per cent interest in the Samurai prospect in Green Canyon Blocks 432 and 476. Murphy Exploration & Production Co is the operator of Samurai and an exploration well was spud on 16 April 2018. This follows positive drilling results at Wildling in the first half of the 2018 financial year. Evaluation is ongoing to assess the scale of the discovery, with plans to continue drilling in the second half of the 2019 financial year. We were the apparent high bidder on three blocks, EB 914 and EB 699 in the western Gulf of Mexico and GC 823 to the west of the Mad Dog field, which we co-own with BP and Chevron.

Petroleum exploration expenditure for the nine months ended March 2018 was US$521 million, of which US$395 million was expensed. A US$715 million exploration program is being executed for the 2018 financial year. This program comprises the Wildling-2 side track, Scimitar and side track exploration well and the Samurai-2 well in the US Gulf of Mexico, one well in Trinidad and Tobago, with the second and third wells now expected to be drilled at the beginning of the 2019 financial year.

BHP Operational Review for the nine months ended 31 March 2018	4

Copper

Production

	Mar YTD18	Mar Q18	Mar YTD18 vs Mar YTD17	Mar Q18 vs Mar Q17	Mar Q18 vs Dec Q17
Copper (kt)	1,290	457	37%	101%	6%
Zinc (t)	83,817	25,562	43%	24%	(12%)
Uranium oxide concentrate (t)	2,241	1,118	(23%)	18%	360%

Copper – Total copper production for the nine months ended March 2018 increased by 37 per cent to 1,290 kt. Guidance for the 2018 financial year narrowed to between 1,700 and 1,785 kt from between 1,655 and 1,790 kt.

Escondida copper production for the nine months ended March 2018 increased by 64 per cent to 897 kt, supported by the start-up of the Los Colorados Extension project on 10 September 2017. Production guidance for the 2018 financial year has been narrowed to between 1,180 and 1,230 kt from between 1,130 and 1,230 kt. The Escondida Water Supply Extension (EWSE) was sanctioned by all joint venture partners in March 2018 and it comprises the expansion of the Escondida Water Supply conveyance system and desalination plant. EWSE is in execution phase and will deliver first water production in the 2020 financial year. EWSE will continue Escondida’s sustainable reduction of groundwater usage and maximise concentrator throughput beyond the 2020 financial year. The existing agreement with Union N°1 will expire on 1 August 2018 and early negotiations started in April 2018.

Pampa Norte copper production increased by six per cent to 193 kt due to record production at Spence mainly driven by higher utilisation of the solvent extraction and electrowinning plants. Pampa Norte production guidance for the 2018 financial year remains unchanged and is expected to be higher than the prior year. During the period, we successfully completed the accelerated negotiation with Spence Union N°2 (supervisors and staff) with the new agreement effective from 1 April 2018 for 36 months.

Olympic Dam copper production decreased by 18 per cent to 95 kt as a result of the planned major smelter maintenance campaign in the first half of the financial year. Production guidance for the 2018 financial year has been reduced from 150 kt to approximately 135 kt due to a slower than planned ramp-up during the March 2018 quarter. A return to full capacity is now expected over the course of the June 2018 quarter. Development into the higher-grade Southern Mine Area continues with record underground development metres achieved in March 2018.

Antamina copper production increased by 10 per cent to 105 kt and zinc production increased 43 per cent to 84 kt due to higher head grades as mining continued through a zinc-rich ore zone consistent with the mine plan. Copper production guidance for the 2018 financial year has increased to approximately 135 kt from approximately 125 kt and zinc production guidance to approximately 110 kt from approximately 100 kt.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
Spence Growth Option (Chile) 100%	2,460	FY21	New 95 ktpd concentrator is expected to increase Spence’s payable copper in concentrate production by approximately 185 ktpa in the first 10 years of operation and extend the mining operations by more than 50 years.	On schedule and budget. The overall project is 8% complete.

BHP Operational Review for the nine months ended 31 March 2018	5

Iron Ore

Production

	Mar YTD18	Mar Q18	Mar YTD18 vs Mar YTD17	Mar Q18 vs Mar Q17	Mar Q18 vs Dec Q17
Iron ore (kt)	174,835	57,691	2%	8%	(6%)

Iron ore – Total iron ore production for the nine months ended March 2018 increased by two per cent to a record 175 Mt, or 203 Mt on a 100 per cent basis. Guidance for the 2018 financial year has been reduced to between 236 and 238 Mt, or between 272 and 274 Mt on a 100 per cent basis reflecting car dumper reliability issues as we push to record levels of production.

At WAIO, increased production was supported by record production at Jimblebar and Mining Area C, and improved rail reliability. This was partially offset by the impact of lower opening stockpile levels following the Mt Whaleback fire in June 2017, planned maintenance and port debottlenecking activities in the first half of the financial year. Volumes decreased by six per cent from the December 2017 quarter reflecting impacts from Cyclone Joyce and unplanned car dumper maintenance, despite improved rail reliability and an increase in peak performance in the number of rakes per day. With the system constraint now at the port, a program of work is underway to improve car dumper availability and performance. On 16 February 2018, BHP received regulatory approval to increase capacity at its Port Hedland operations to 290 Mtpa (100 per cent basis) and expects to reach this run rate by the end of the 2019 financial year.

Mining and processing operations at Samarco remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015.

Coal

Production

	Mar YTD18	Mar Q18	Mar YTD18 vs Mar YTD17	Mar Q18 vs Mar Q17	Mar Q18 vs Dec Q17
Metallurgical coal (kt)	30,631	10,379	(2%)	2%	7%
Energy coal (kt)	20,135	6,106	(4%)	(18%)	(16%)

Metallurgical coal – Metallurgical coal production for the nine months ended March 2018 decreased by two per cent to 31 Mt. Guidance for the 2018 financial year remains unchanged at between 41 and 43 Mt.

At Queensland Coal, production was lower due to challenging roof conditions at Broadmeadow and geotechnical issues triggered by wet weather at Blackwater. This was partially offset by record production at four mines, underpinned by improved stripping and truck performance, higher wash-plant throughput from debottlenecking activities and utilisation of latent dragline capacity at Caval Ridge. Mining operations at Blackwater stabilised in the current quarter and are expected to return to full capacity during the June 2018 quarter as inventory levels are rebuilt. At Broadmeadow, progression through the fault zone is expected to be completed during the June 2018 quarter. In March 2018, we successfully reached agreement with employees on the BMA Enterprise Agreement 2018(2) (covering four producing BMA mines) and it is currently with the Fair Work Commission for approval. The Caval Ridge Southern Circuit project is progressing according to plan, with production expected to ramp-up early in the 2019 financial year.

Energy coal – Energy coal production for the nine months ended March 2018 decreased by four per cent to 20 Mt. Guidance for the 2018 financial year remains unchanged at 29 to 30 Mt.

New South Wales Energy Coal production was down one per cent as higher truck utilisation and additional bypass coal were offset by higher average strip ratios compared to the corresponding period. Volumes decreased by 16 per cent from the December 2017 quarter following unfavourable weather impacts and then a significant build in raw coal inventory late in the quarter. This inventory is expected to support an uplift in volumes in the June 2018 quarter.

Cerrejón production declined seven per cent, due to unfavourable weather impacts on mine sequencing, equipment availability and higher strip ratio areas being mined.

BHP Operational Review for the nine months ended 31 March 2018	6

Other

Nickel production

	Mar YTD18	Mar Q18	Mar YTD18 vs Mar YTD17	Mar Q18 vs Mar Q17	Mar Q18 vs Dec Q17
Nickel (kt)	65.6	20.4	10%	7%	(9%)

Nickel – Nickel West production for the nine months ended March 2018 increased by 10 per cent to 66 kt of nickel primarily due to increased production rates at Mt Keith and Leinster. Nickel production guidance for the 2018 financial year remains unchanged and is expected to be broadly in line with the 2017 financial year.

Potash project

Project and ownership	Investment (US$m)	Scope	Progress
Jansen Potash (Canada) 100%	2,600	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 77% complete and within the approved budget. Shaft excavation is progressing. At the end of March 2018 both shafts reached potash in the Upper Patience Lake Member at a depth of approximately 924m.

Minerals exploration

Minerals exploration expenditure for the nine months ended March 2018 was US$128 million, of which US$92 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Ecuador, Peru, Canada, South Australia and the South-West United States.

Variance analysis relates to the relative performance of BHP and/or its operations during the nine months ended March 2018 compared with the nine months ended March 2017, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Copper equivalent production based on 2017 financial year average realised prices.

The following footnotes apply to this Operational Review:

(1)	Excludes production from Samarco, Haju (IndoMet Coal) and New Mexico Coal.
(2)	The BMA Enterprise Agreement 2018 covers four producing mines (Blackwater, Goonyella, Peak Downs and Saraji) as well as three mines in care and maintenance (Crinum, Gregory and Norwich Park).

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

In this release, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ourselves’ are used to refer to BHP Billiton Limited, BHP Billiton Plc and, except where the context otherwise requires, their respective subsidiaries as defined in note 28 ‘Subsidiaries’ in section 5.1 of BHP’s 30 June 2017 Annual Report on Form 20-F and in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s 30 June 2017 Annual Report on Form 20-F.

BHP Operational Review for the nine months ended 31 March 2018	7

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BHP Operational Review for the nine months ended 31 March 2018	8

Production summary

	BHP interest	Quarter ended					Year to date
		Mar 2017	Jun 2017	Sep 2017	Dec 2017	Mar 2018	Mar 2018	Mar 2017
Petroleum (1)
Petroleum
Crude oil, condensate and NGL (Mboe)
Onshore US		9,439	8,501	7,079	7,423	6,256	20,758	25,870
Conventional		15,369	15,612	15,090	14,869	13,960	43,919	47,096

Total		24,808	24,113	22,169	22,292	20,216	64,677	72,966

Natural gas (bcf)
Onshore US		66.1	67.2	61.4	60.5	64.1	186.0	207.8
Conventional		88.4	99.5	107.3	96.1	82.9	286.3	293.3
Total		154.5	166.7	168.7	156.6	147.0	472.3	501.1

Total petroleum production (MMboe)		50.6	51.9	50.3	48.4	44.7	143.4	156.5

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	67.6	162.4	196.3	238.5	244.9	679.7	377.2
Antamina	33.8%	29.2	38.5	35.9	33.8	35.2	104.9	95.3

Total		96.8	200.9	232.2	272.3	280.1	784.6	472.5

Cathode (kt)
Escondida (3)	57.5%	27.2	62.8	71.9	76.1	69.4	217.4	169.2
Pampa Norte (4)	100%	66.1	72.3	58.0	68.4	66.8	193.2	182.0
Olympic Dam	100%	36.8	51.4	42.0	12.2	40.5	94.7	114.9

Total		130.1	186.5	171.9	156.7	176.7	505.3	466.1

Total copper (kt)		226.9	387.4	404.1	429.0	456.8	1,289.9	938.6

Lead
Payable metal in concentrate (t)
Antamina	33.8%	1,308	1,799	1,415	1,009	464	2,888	3,674

Total		1,308	1,799	1,415	1,009	464	2,888	3,674

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	20,653	29,076	29,201	29,054	25,562	83,817	58,426

Total		20,653	29,076	29,201	29,054	25,562	83,817	58,426

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	11,572	33,941	50,525	50,279	59,953	160,757	76,917
Olympic Dam (refined gold)	100%	21,941	28,188	13,101	15,969	28,989	58,059	75,958

Total		33,513	62,129	63,626	66,248	88,942	218,816	152,875

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	540	1,234	1,737	2,193	2,339	6,269	3,092
Antamina	33.8%	1,301	1,691	1,596	1,331	1,189	4,116	4,092
Olympic Dam (refined silver)	100%	174	243	131	135	248	514	525

Total		2,015	3,168	3,464	3,659	3,776	10,899	7,709

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	948	737	880	243	1,118	2,241	2,924

Total		948	737	880	243	1,118	2,241	2,924

Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	30	328	402	579	420	1,401	816

Total		30	328	402	579	420	1,401	816

BHP Operational Review for the nine months ended 31 March 2018	9

Production summary

	BHP interest	Quarter ended					Year to date
		Mar 2017	Jun 2017	Sep 2017	Dec 2017	Mar 2018	Mar 2018	Mar 2017
Iron Ore
Iron Ore
Production (kt) (5)
Newman	85%	16,283	16,241	13,842	18,317	16,412	48,571	52,042
Area C Joint Venture	85%	11,165	13,016	13,099	13,575	12,802	39,476	35,728
Yandi Joint Venture	85%	14,656	17,415	14,559	16,348	15,802	46,709	47,940
Jimblebar (6)	85%	4,824	5,891	6,283	4,583	4,669	15,535	16,059
Wheelarra	85%	6,647	7,578	7,804	8,734	8,006	24,544	19,442
Samarco	50%	—	—	—	—	—	—	—

Total		53,575	60,141	55,587	61,557	57,691	174,835	171,211

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	7,996	6,394	8,296	7,394	7,983	23,673	25,064
BHP Mitsui Coal (8)	80%	2,138	2,100	2,271	2,291	2,396	6,958	6,212
Haju (9)	75%	—	—	—	—	—	—	129

Total		10,134	8,494	10,567	9,685	10,379	30,631	31,405

Energy coal
Production (kt)
USA	100%	—	—	—	—	—	—	451
Australia	100%	4,662	5,711	4,235	4,383	3,662	12,280	12,465
Colombia	33.3%	2,756	2,475	2,497	2,914	2,444	7,855	8,484

Total		7,418	8,186	6,732	7,297	6,106	20,135	21,400

Other
Nickel
Saleable production (kt)
Nickel West	100%	19.0	25.2	22.8	22.4	20.4	65.6	59.9

Total		19.0	25.2	22.8	22.4	20.4	65.6	59.9

(1)	LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe.
(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on a 100% basis. BHP interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on a 100% basis. BHP interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on a 100% basis. BHP interest in saleable production is 80%.
(9)	Shown on a 100% basis. BHP interest in saleable production is 75%.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Operational Review for the nine months ended 31 March 2018	10

Production and sales report
		Quarter ended					Year to date
		Mar 2017	Jun 2017	Sep 2017	Dec 2017	Mar 2018	Mar 2018	Mar 2017
Petroleum (1)

Bass Strait
Crude oil and condensate	(Mboe)	1,355	1,552	1,815	1,513	1,126	4,454	5,047
NGL	(Mboe)	1,236	1,661	1,950	1,584	1,170	4,704	4,798
Natural gas	(bcf)	28.7	37.4	42.6	32.9	20.5	96.0	101.9

Total petroleum products	(MMboe)	7.4	9.4	10.9	8.6	5.7	25.2	26.8

North West Shelf
Crude oil and condensate	(Mboe)	1,239	1,314	1,474	1,442	1,377	4,293	4,193
NGL	(Mboe)	200	209	227	200	210	637	755
Natural gas	(bcf)	32.2	32.5	36.2	36.2	35.8	108.2	107.8

Total petroleum products	(MMboe)	6.8	6.9	7.7	7.7	7.6	23.0	22.9

Pyrenees
Crude oil and condensate	(Mboe)	1,509	1,606	1,510	1,210	1,250	3,970	4,911

Total petroleum products	(MMboe)	1.5	1.6	1.5	1.2	1.3	4.0	4.9

Other Australia (2)
Crude oil and condensate	(Mboe)	8	9	9	8	8	25	26
Natural gas	(bcf)	15.2	16.3	16.1	13.3	13.4	42.8	49.8

Total petroleum products	(MMboe)	2.5	2.7	2.7	2.2	2.2	7.2	8.3

Atlantis (3)
Crude oil and condensate	(Mboe)	3,881	3,637	3,022	3,377	3,459	9,858	10,198
NGL	(Mboe)	295	213	218	195	248	661	710
Natural gas	(bcf)	2.1	1.9	1.6	1.8	1.8	5.2	5.2

Total petroleum products	(MMboe)	4.5	4.2	3.5	3.9	4.0	11.4	11.8

Mad Dog (3)
Crude oil and condensate	(Mboe)	1,185	1,167	1,020	1,231	1,140	3,391	3,305
NGL	(Mboe)	59	68	44	72	55	171	147
Natural gas	(bcf)	0.2	0.2	0.1	0.2	0.2	0.5	0.5

Total petroleum products	(MMboe)	1.3	1.3	1.1	1.3	1.2	3.6	3.5

Shenzi (3)
Crude oil and condensate	(Mboe)	2,675	2,588	2,291	2,513	2,323	7,127	7,999
NGL	(Mboe)	161	179	141	184	140	465	386
Natural gas	(bcf)	0.5	0.6	0.4	0.5	0.4	1.3	1.5

Total petroleum products	(MMboe)	2.9	2.9	2.5	2.8	2.5	7.8	8.6

Eagle Ford (4)
Crude oil and condensate	(Mboe)	5,451	4,278	3,457	3,720	2,838	10,015	13,330
NGL	(Mboe)	2,354	2,240	1,856	2,100	1,555	5,511	6,781
Natural gas	(bcf)	17.0	15.1	13.8	14.4	12.6	40.8	48.7

Total petroleum products	(MMboe)	10.6	9.0	7.6	8.2	6.5	22.3	28.2

Permian (4)
Crude oil and condensate	(Mboe)	1,202	1,336	1,179	1,142	1,398	3,719	3,995
NGL	(Mboe)	428	646	587	460	465	1,512	1,742
Natural gas	(bcf)	4.0	6.2	4.5	3.6	4.1	12.2	12.8

Total petroleum products	(MMboe)	2.3	3.0	2.5	2.2	2.5	7.3	7.9

Haynesville (4)
Crude oil and condensate	(Mboe)	1	1	—	1	—	1	4
NGL	(Mboe)	3	—	—	—	—	—	18
Natural gas	(bcf)	22.0	21.4	21.5	22.0	28.7	72.2	74.2

Total petroleum products	(MMboe)	3.7	3.6	3.6	3.7	4.8	12.0	12.4

Fayetteville (4)
Natural gas	(bcf)	23.1	24.5	21.6	20.5	18.7	60.8	72.1

Total petroleum products	(MMboe)	3.9	4.1	3.6	3.4	3.1	10.1	12.0

BHP Operational Review for the nine months ended 31 March 2018	11

Production and sales report
		Quarter ended					Year to date
		Mar 2017	Jun 2017	Sep 2017	Dec 2017	Mar 2018	Mar 2018	Mar 2017
Petroleum (1) (continued)

Trinidad/Tobago
Crude oil and condensate	(Mboe)	127	139	118	135	232	485	423
Natural gas	(bcf)	8.4	9.4	9.7	10.5	10.0	30.2	23.2

Total petroleum products	(MMboe)	1.5	1.7	1.7	1.9	1.9	5.5	4.3

Other Americas (3) (5)
Crude oil and condensate	(Mboe)	257	238	229	207	189	625	801
NGL	(Mboe)	6	10	5	3	3	11	12
Natural gas	(bcf)	0.1	0.1	0.1	0.1	—	0.2	0.3

Total petroleum products	(MMboe)	0.3	0.3	0.3	0.2	0.2	0.7	0.9

UK
Crude oil and condensate	(Mboe)	72	64	40	22	43	105	204
NGL	(Mboe)	32	16	39	13	18	70	103
Natural gas	(bcf)	1.0	1.1	0.5	0.6	0.8	1.9	3.1

Total petroleum products	(MMboe)	0.3	0.3	0.2	0.1	0.2	0.5	0.8

Algeria
Crude oil and condensate	(Mboe)	1,072	942	938	960	969	2,867	3,078

Total petroleum products	(MMboe)	1.1	0.9	0.9	1.0	1.0	2.9	3.1

BHP Petroleum
Crude oil and condensate
Onshore US	(Mboe)	6,654	5,615	4,636	4,863	4,236	13,735	17,329
Conventional	(Mboe)	13,380	13,256	12,466	12,618	12,116	37,200	40,185

Total	(Mboe)	20,034	18,871	17,102	17,481	16,352	50,935	57,514

NGL
Onshore US	(Mboe)	2,785	2,886	2,443	2,560	2,020	7,023	8,541
Conventional	(Mboe)	1,989	2,356	2,624	2,251	1,844	6,719	6,911

Total	(Mboe)	4,774	5,242	5,067	4,811	3,864	13,742	15,452

Natural gas
Onshore US	(bcf)	66.1	67.2	61.4	60.5	64.1	186.0	207.8
Conventional	(bcf)	88.4	99.5	107.3	96.1	82.9	286.3	293.3

Total	(bcf)	154.5	166.7	168.7	156.6	147.0	472.3	501.1

Total petroleum products
Onshore US	(Mboe)	20,456	19,701	17,312	17,506	16,939	51,758	60,503
Conventional	(Mboe)	30,102	32,195	32,973	30,886	27,777	91,636	95,979

Total	(Mboe)	50,558	51,896	50,286	48,392	44,716	143,394	156,483

(1)   Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe. Negative production figures represent finalisation adjustments.

(2)   Other Australia includes Minerva and Macedon.

(3)   Gulf of Mexico volumes are net of royalties.

(4)   Onshore US volumes are net of mineral holder royalties.

(5)   Other Americas includes Neptune, Genesis and Overriding Royalty Interest.

BHP Operational Review for the nine months ended 31 March 2018	12

Production and sales report
		Quarter ended					Year to date
		Mar 2017	Jun 2017	Sep 2017	Dec 2017	Mar 2018	Mar 2018	Mar 2017
Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	26,045	93,389	104,867	101,371	103,385	309,623	223,412
Sulphide ore milled	(kt)	8,054	18,777	24,080	30,260	32,203	86,543	48,707
Average copper grade	(%)	1.01%	1.07%	1.06%	0.98%	0.96%	0.99%	0.95%
Production ex mill	(kt)	68.7	167.0	204.2	245.7	252.6	702.5	390.5

Production
Payable copper	(kt)	67.6	162.4	196.3	238.5	244.9	679.7	377.2
Copper cathode (EW)	(kt)	27.2	62.8	71.9	76.1	69.4	217.4	169.2
- Oxide leach	(kt)	8.9	20.3	22.4	27.4	24.5	74.3	60.1
- Sulphide leach	(kt)	18.3	42.5	49.5	48.7	44.9	143.1	109.1

Total copper	(kt)	94.8	225.2	268.2	314.6	314.3	897.1	546.4

Payable gold concentrate	(troy oz)	11,572	33,941	50,525	50,279	59,953	160,757	76,917
Payable silver concentrate	(troy koz)	540	1,234	1,737	2,193	2,339	6,269	3,092

Sales
Payable copper	(kt)	63.7	163.3	195.1	236.7	228.3	660.1	371.3
Copper cathode (EW)	(kt)	39.4	56.0	61.6	84.1	61.7	207.4	176.8
Payable gold concentrate	(troy oz)	11,572	33,941	50,525	50,279	59,953	160,757	76,917
Payable silver concentrate	(troy koz)	540	1,234	1,737	2,193	2,339	6,269	3,092

(1) Shown on a 100% basis. BHP interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	15,178	15,760	21,381	20,191	17,766	59,338	42,475
Ore milled	(kt)	4,179	4,411	3,951	4,611	4,905	13,467	10,762
Average copper grade	(%)	0.57%	0.53%	0.62%	0.59%	0.58%	0.60%	0.63%

Production
Copper cathode (EW)	(kt)	16.7	18.8	13.3	17.4	13.6	44.3	45.9

Sales
Copper cathode (EW)	(kt)	15.6	19.8	12.3	17.7	13.7	43.7	45.7

Spence
Material mined	(kt)	22,939	24,230	22,314	23,096	21,463	66,873	69,212
Ore milled	(kt)	5,225	4,968	5,375	4,919	5,144	15,438	15,125
Average copper grade	(%)	1.09%	1.13%	1.21%	1.18%	1.03%	1.14%	1.15%

Production
Copper cathode (EW)	(kt)	49.4	53.5	44.7	51.0	53.2	148.9	136.1

Sales
Copper cathode (EW)	(kt)	49.0	55.7	43.0	52.2	49.8	145.0	131.7

BHP Operational Review for the nine months ended 31 March 2018	13

Production and sales report
		Quarter ended					Year to date
		Mar 2017	Jun 2017	Sep 2017	Dec 2017	Mar 2018	Mar 2018	Mar 2017
Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	55,771	62,254	59,216	59,125	58,085	176,426	182,237
Sulphide ore milled (100%)	(kt)	11,955	13,229	12,822	13,098	12,166	38,086	38,876
Average head grades
- Copper	(%)	0.88%	1.00%	0.94%	0.89%	1.01%	0.95%	0.85%
- Zinc	(%)	0.84%	0.95%	0.99%	0.93%	1.01%	0.98%	0.75%

Production
Payable copper	(kt)	29.2	38.5	35.9	33.8	35.2	104.9	95.3
Payable zinc	(t)	20,653	29,076	29,201	29,054	25,562	83,817	58,426
Payable silver	(troy koz)	1,301	1,691	1,596	1,331	1,189	4,116	4,092
Payable lead	(t)	1,308	1,799	1,415	1,009	464	2,888	3,674
Payable molybdenum	(t)	30	328	402	579	420	1,401	816

Sales
Payable copper	(kt)	30.2	36.9	31.9	37.0	32.1	101.0	96.0
Payable zinc	(t)	23,669	27,936	25,224	30,340	26,456	82,020	62,046
Payable silver	(troy koz)	1,304	1,513	1,475	1,470	1,052	3,997	3,969
Payable lead	(t)	1,475	1,493	1,624	972	859	3,455	3,342
Payable molybdenum	(t)	—	—	168	693	500	1,361	1,124

Olympic Dam, Australia
Material mined (1)	(kt)	1,943	1,974	1,851	1,391	2,056	5,298	6,034
Ore milled	(kt)	2,112	2,097	2,302	554	2,188	5,044	6,507
Average copper grade	(%)	2.07%	2.30%	2.10%	2.22%	2.36%	2.23%	2.01%
Average uranium grade	(kg/t)	0.61	0.58	0.55	0.58	0.71	0.62	0.63

Production
Copper cathode (ER and EW)	(kt)	36.8	51.4	42.0	12.2	40.5	94.7	114.9
Uranium oxide concentrate	(t)	948	737	880	243	1,118	2,241	2,924
Refined gold	(troy oz)	21,941	28,188	13,101	15,969	28,989	58,059	75,958
Refined silver	(troy koz)	174	243	131	135	248	514	525

Sales
Copper cathode (ER and EW)	(kt)	33.5	51.5	31.6	24.3	36.8	92.7	112.2
Uranium oxide concentrate	(t)	839	1,298	680	338	509	1,527	2,807
Refined gold	(troy oz)	22,333	24,726	22,435	17,999	20,715	61,149	72,468
Refined silver	(troy koz)	108	251	219	118	202	539	495

(1) Material mined refers to run of mine ore mined and hoisted.

BHP Operational Review for the nine months ended 31 March 2018	14

Production and sales report
		Quarter ended					Year to date
		Mar 2017	Jun 2017	Sep 2017	Dec 2017	Mar 2018	Mar 2018	Mar 2017
Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Pilbara, Australia
Production
Newman	(kt)	16,283	16,241	13,842	18,317	16,412	48,571	52,042
Area C Joint Venture	(kt)	11,165	13,016	13,099	13,575	12,802	39,476	35,728
Yandi Joint Venture	(kt)	14,656	17,415	14,559	16,348	15,802	46,709	47,940
Jimblebar (1)	(kt)	4,824	5,891	6,283	4,583	4,669	15,535	16,059
Wheelarra	(kt)	6,647	7,578	7,804	8,734	8,006	24,544	19,442

Total production	(kt)	53,575	60,141	55,587	61,557	57,691	174,835	171,211

Total production (100%)	(kt)	62,177	69,714	64,287	71,611	67,048	202,946	198,588

Sales
Lump	(kt)	12,804	15,104	13,896	15,145	13,993	43,034	41,087
Fines	(kt)	41,043	46,249	40,733	45,769	44,332	130,834	128,768

Total	(kt)	53,847	61,353	54,629	60,914	58,325	173,868	169,855

Total sales (100%)	(kt)	62,513	71,149	63,322	70,733	67,799	201,854	197,077

(1) Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil (1)
Production	(kt)	—	—	—	—	—	—	—

Sales	(kt)	35	—	—	14	25	39	47

(1) Mining and processing operations remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015.

BHP Operational Review for the nine months ended 31 March 2018	15

Production and sales report
		Quarter ended					Year to date
		Mar 2017	Jun 2017	Sep 2017	Dec 2017	Mar 2018	Mar 2018	Mar 2017
Coal
Coal production is reported on the basis of saleable product.

Queensland Coal
Production (1)
BMA
Blackwater	(kt)	1,694	1,766	1,985	1,470	1,384	4,839	5,530
Goonyella	(kt)	1,871	1,157	1,639	1,369	2,314	5,322	6,198
Peak Downs	(kt)	1,582	1,238	1,602	1,367	1,723	4,692	4,817
Saraji	(kt)	1,276	913	1,414	1,198	1,240	3,852	3,821
Daunia	(kt)	674	560	662	718	547	1,927	2,000
Caval Ridge	(kt)	899	760	994	1,272	775	3,041	2,698

Total BMA	(kt)	7,996	6,394	8,296	7,394	7,983	23,673	25,064

BHP Mitsui Coal (2)
South Walker Creek	(kt)	1,354	1,348	1,400	1,524	1,490	4,414	3,775
Poitrel	(kt)	784	752	871	767	906	2,544	2,437

Total BHP Mitsui Coal	(kt)	2,138	2,100	2,271	2,291	2,396	6,958	6,212

Total Queensland Coal	(kt)	10,134	8,494	10,567	9,685	10,379	30,631	31,276

Sales
Coking coal	(kt)	7,133	5,496	7,934	6,341	7,177	21,452	22,031
Weak coking coal	(kt)	2,761	2,502	3,150	2,816	2,598	8,564	8,219
Thermal coal	(kt)	96	142	102	173	168	443	456

Total	(kt)	9,990	8,140	11,186	9,330	9,943	30,459	30,706

(1) Production figures include some thermal coal. (2) Shown on a 100% basis. BHP interest in saleable production is 80%.

Haju, Indonesia (1)
Production	(kt)	—	—	—	—	—	—	129

Sales - export	(kt)	—	—	—	—	—	—	117

(1) Shown on 100% basis. BHP interest in saleable production is 75%. BHP completed the sale of IndoMet Coal on 14 October 2016.

New Mexico, USA
Production
Navajo Coal (1)	(kt)	—	—	—	—	—	—	451

Total	(kt)	—	—	—	—	—	—	451

Sales thermal coal - local utility		—	—	—	—	—	—	105

(1)   The divestment of Navajo Coal was completed on 29 July 2016, with no further production reported by BHP.

Management of Navajo Coal was transferred to Navajo Transitional Energy Company on 31 December 2016.

NSW Energy Coal, Australia
Production	(kt)	4,662	5,711	4,235	4,383	3,662	12,280	12,465

Sales
Export thermal coal	(kt)	4,407	4,913	3,622	4,048	3,181	10,851	11,586
Inland thermal coal	(kt)	431	327	405	411	400	1,216	1,073

Total	(kt)	4,838	5,240	4,027	4,459	3,581	12,067	12,659

Cerrejón, Colombia
Production	(kt)	2,756	2,475	2,497	2,914	2,444	7,855	8,484

Sales thermal coal - export	(kt)	2,613	2,803	2,518	2,619	2,480	7,617	8,240

BHP Operational Review for the nine months ended 31 March 2018	16

Production and sales report
		Quarter ended					Year to date
		Mar 2017	Jun 2017	Sep 2017	Dec 2017	Mar 2018	Mar 2018	Mar 2017
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Production
Nickel contained in concentrate	(kt)	0.2	—	—	—	—	—	0.7
Nickel contained in finished matte	(kt)	2.3	5.3	6.8	4.6	1.2	12.6	8.2
Nickel metal	(kt)	16.5	19.9	16.0	17.8	19.2	53.0	51.0

Total nickel production	(kt)	19.0	25.2	22.8	22.4	20.4	65.6	59.9

Sales
Nickel contained in concentrate	(kt)	0.2	—	—	—	—	—	0.7
Nickel contained in finished matte	(kt)	2.2	4.9	4.6	6.4	2.1	13.1	8.1
Nickel metal	(kt)	17.1	18.1	16.6	17.9	19.7	54.2	51.2

Total nickel sales	(kt)	19.5	23.0	21.2	24.3	21.8	67.3	60.0

BHP Operational Review for the nine months ended 31 March 2018	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 19, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary